EXHIBIT 99.1

Summary
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
_____________________________
Update—Routine announcements in the period to April 19, 2022*
_____________________________

April 14, 2022	Director/PDMR Shareholding
April 19, 2022	Director/PDMR Shareholding

_____________________________

* Excludes Transaction in Own Shares announcements